Exhibit 99.7


                                   [FORM OF ]
                      LETTER TO DEALERS AND OTHER NOMINEES

                            WHITE RIVER CAPITAL, INC.

                        3,500,000 SHARES OF COMMON STOCK
               OFFERED PURSUANT TO A SUBSCRIPTION OFFERING MADE TO
                  SHAREHOLDERS OF UNION ACCEPTANCE CORPORATION

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with a subscription offering (the "Subscription Offering") by White River Capital, Inc., an Indiana corporation ("White River"), to the holders of common stock of Union Acceptance Corporation ("UAC") (which will become holders of common stock of White River ("White River Common Stock") upon consummation of the share exchange described in White River's Proxy Statement/Prospectus dated __________ __, 2005 (the "Proxy Statement/Prospectus")). White River is offering to sell up to 3,500,000 shares of White River Common Stock (the "Maximum Offering") upon subscription by the UAC shareholders in the Subscription Offering and to certain standby purchasers. The Subscription Offering is further described in the Proxy Statement/Prospectus.

     You should have received a copy of the Proxy Statement/Prospectus in a separate mailing. If you have not received the Proxy Statement/Prospectus, please call our information agent, Georgeson Shareholder Communications, Inc., toll-free at (877) 278-9677, or, if you are a bank or brokerage firm, at (212) 440-9800.

     Basic Subscription Amount. Each beneficial owner of shares of UAC Common Stock registered in your name or the name of your nominee at the close of business on June 8, 2005 (the "Record Date") is entitled to subscribe for the number of whole shares of White River Common Stock equal to the beneficial owner's ownership percentage of UAC Common Stock as of the Record Date times the total shares of White River Common Stock being offered to UAC shareholders in the subscription offering (the "Basic Subscription Amount") at a subscription price of $10.00 per share (the "Subscription Price").

     White River will issue shares for all validly subscribed for Basic Subscription Amounts, except that the board of directors of White River, at its discretion, may decrease on a pro rata basis the shares allocated for Basic Subscription Amounts if the number of shares required to satisfy Basic Subscription Amounts and required minimum allocations to standby purchasers exceeds the Maximum Offering.

     Oversubscription Amount. Each beneficial owner may also subscribe for additional shares (the "Oversubscription Amount") of White River Common Stock available after satisfaction of all subscriptions up to the Basic Subscription Amounts and after the minimum allocation to certain standby purchasers (the "Oversubscription Amount") at the Subscription Price. If there are insufficient shares to satisfy all Oversubscription Amounts, available shares, if any, will be allocated pro rata among all the subscribers subscribing for Oversubscription Amounts, and each subscriber subscribing for Oversubscription Amounts will be allocated the portion of the total shares available for Oversubscription Amounts equal to the subscriber's ownership percentage of UAC common stock on the Record Date as a percent of the aggregate ownership percentages of all shareholders seeking Oversubscription Amount allotments. Each beneficial owner who plans to subscribe for an Oversubscription Amount must do so at the time the beneficial owner subscribes for the Basic Subscription Amount, and each beneficial owner must subscribe for its full Basic Subscription Amount in order to subscribe for an Oversubscription Amount.

     Subscription Limit. Without the written consent of White River, a subscriber may not subscribe for an Oversubscription Amount to the extent such subscription would cause its beneficial ownership percentage of White River Common Stock after completion of the Subscription Offering to exceed the greater of (1) 4.9% of the White River Common Stock outstanding and (2) the percent equal to the shareholder's ownership percentage in UAC common stock on the Record Date (the "Subscription Limit").

     Transfer of Subscription Opportunity. Beneficial owners of less than 5% of UAC common stock (or White River Common Stock after the share exchange) may transfer some or all of their subscriptions only to Affiliates or Related Parties. These terms are defined in the accompanying "Instructions for Subscribing for Shares of White River Capital, Inc."

     We are asking you to contact your clients for whom you hold shares of UAC Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the subscription opportunity. Enclosed are copies of the following documents:

     1. The Subscription Agreement;

     2. The "Instructions for Subscribing for Shares of White River Capital, Inc.";

     3. A form of letter that you may send to your clients for whose accounts you hold shares of UAC Common Stock registered in your name or the name of your nominee. This form provides space for obtaining such clients' instructions with regard to the subscription offering;

     4. A Notice of Guaranteed Delivery for Subscription Agreements; and

     5. A return envelope addressed to the Subscription Agent, Computershare Trust Company of New York.

     Your prompt action is requested. The subscription offering will expire at 5:00 P.M. Eastern Daylight Time on _____________, 2005, unless extended by White River (the "Expiration Date").

     To subscribe for shares of White River Common Stock, a properly completed and executed Subscription Agreement (or Notice of Guaranteed Delivery) and payment in full of the Subscription Price for all of the shares subscribed for must be delivered to the Subscription Agent, Computershare Trust Company of New York, as indicated in the Proxy Statement/Prospectus prior to 5:00 P.M. Eastern Standard Time on the Expiration Date.

     Please note that the subscription agreement will require you to certify the amount of shares to be beneficially owned by each beneficial owner on whose behalf you submit a subscription. The form of instruction letter to be returned to you by beneficial owners contains provisions for the beneficial owner to certify this information to you. You must also provide the state of residence or principal office of the beneficial owner. If a beneficial owner on whose behalf a subscription is submitted may beneficially own (based on economic interest) 4.5% or more of the outstanding shares of White River common stock after the offering (or 171,458 shares or more), the name and address of the beneficial owner must also be provided.

     You may obtain additional copies of the enclosed materials from the Information Agent, Georgeson Shareholder Communications, Inc. Their toll-free telephone number is (877) 278-9677. Banks and brokerage firms please call (212) 440-9800.

                                      Very truly yours,



                                      WHITE RIVER CAPITAL, INC.

NOTHING IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY PERSON AN AGENT OF WHITE RIVER CAPITAL, INC., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE WHITE RIVER COMMON STOCK ISSUABLE UPON VALID SUBSCRIPTIONS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROXY STATEMENT/PROSPECTUS.